UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

JANUS CAPITAL GROUP, INC.

(Name of issuer)

Common Stock, $0.01 Par Value Per Share

(Title of class of securities)

47102X105

(CUSIP number)

Joseph F. Mazzella, General Counsel

Highfields Capital Management LP

200 Clarendon Street

Boston, MA

(617) 850-7500

(Name, address and telephone number of person authorized

to receive notices and communications)

August 11, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

(Continued on the following pages)

(Page 1 of 10 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 2 of 10 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Highfields Capital Management LP

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,931,087 8. Shared Voting Power None 9. Sole Dispositive Power 16,931,087 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,931,087

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14.	Type of Reporting Person PN

(1)	All percentages herein are based upon 239,288,696 issued and outstanding shares of Common Stock.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 3 of 10 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Highfields GP LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,931,087 8. Shared Voting Power None 9. Sole Dispositive Power 16,931,087 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,931,087

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14.	Type of Reporting Person OO

(1)	All percentages herein are based upon 239,288,696 issued and outstanding shares of Common Stock.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 4 of 10 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Highfields Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,897,673 8. Shared Voting Power None 9. Sole Dispositive Power 10,897,673 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,897,673

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person CO

(1)	All percentages herein are based upon 239,288,696 issued and outstanding shares of Common Stock.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 5 of 10 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Jonathon S. Jacobson

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,931,087 8. Shared Voting Power None 9. Sole Dispositive Power 16,931,087 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,931,087

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14.	Type of Reporting Person IN

(1)	All percentages herein are based upon 239,288,696 issued and outstanding shares of Common Stock.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 6 of 10 pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Richard L. Grubman

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization e United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,931,087 8. Shared Voting Power None 9. Sole Dispositive Power 16,931,087 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,931,087

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14.	Type of Reporting Person IN

(1)	All percentages herein are based upon 239,288,696 issued and outstanding shares of Common Stock.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 7 of 10 pages

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Statement on Schedule 13D, filed on November 7, 2002, by Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Jonathon S. Jacobson and Richard L. Grubman, as amended on November 25, 2002, December 2, 2002, December 13, 2002, December 16, 2002, January 24, 2003, April 10, 2003 and April 15, 2003 (the “Schedule 13D”) as regards the common stock of Stilwell Financial Inc., subsequently renamed Janus Capital Group, Inc. by reason of a merger effected on January 1, 2003. This Amendment No. 8 is being filed to supplement and amend Item 3 and Item 5 hereof. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.    Source and Amount of Funds and Other Consideration.

The aggregate purchase price of the additional 20,000 Shares purchased by Highfields Ltd. as reported in this Schedule 13D/A was $358,592, inclusive of brokerage commissions.

Highfields Ltd. used its own assets to purchase such Shares, which may at any give time include funds borrowed in the ordinary course in its margin accounts.

Item 5.    Interest in Securities of Issuer.

(a) and (b) As of the time of this filing, Highfields I, Highfields II and Highfields Ltd. owned beneficially 2,209,370, 3,824,044 and 10,897,673 shares, respectively, representing approximately 0.9%, 1.6% and 4.6%, respectively, of the 239,288,696 Shares outstanding as reported in publicly available information.

As of the time of this filing, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 16,931,087 Shares owned beneficially by the Funds, representing approximately 7.1% of the 239,288,696 Shares outstanding as reported in publicly available information.

As of the time of this filing, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 16,931,087 Shares owned beneficially by Highfields Capital Management, representing approximately 7.1% of the 239,288,696 Shares outstanding as reported in publicly available information.

As of the time of this filing, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 16,931,087 Shares owned beneficially by Highfields GP, representing approximately 7.1% of the 239,288,696 Shares outstanding as reported in publicly available information.

As of the time of this filing, Mr. Grubman, in his capacity as a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 16,931,087 Shares owned beneficially by Highfields GP, representing approximately 7.1% of the 239,288,696 Shares outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A attached hereto and incorporated herein by reference.

(d) None.

(e) Not applicable.

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 8 of 10 pages

Item 7.    Material to be Filed as Exhibits.

None

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

HIGHFIELDS CAPITAL MANAGEMENT LP

Date: August 11, 2003

By: Highfields GP LLC, its General Partner

/s/ Kenneth H. Colburn

——————————————————————

Signature

Kenneth H. Colburn, Authorized Signatory

——————————————————————

Name/Title

HIGHFIELDS GP LLC

/s/ Kenneth H. Colburn

——————————————————————

Signature

Kenneth H. Colburn, Authorized Signatory

——————————————————————

Name/Title

HIGHFIELDS CAPITAL LTD.

By: Highfields Capital Management LP,

       its Investment Manager

By: Highfields GP LLC, its General Partner

/s/ Kenneth H. Colburn

——————————————————————

Signature

Kenneth H. Colburn, Authorized Signatory

——————————————————————

Name/Title

JONATHON S. JACOBSON

/s/ Kenneth H. Colburn

——————————————————————

Signature

Kenneth H. Colburn, Attorney-in-fact

RICHARD L. GRUBMAN

/s/ Kenneth H. Colburn

——————————————————————

Signature

Kenneth H. Colburn, Attorney-in-fact

SCHEDULE 13D/A

CUSIP No. 47102X105	Page 10 of 10 pages

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES

BY HIGHFIELDS LTD. DURING THE PAST SIXTY DAYS

Date	Number of Shares Purchased/(Sold)(1)	Price Per Share(2)
6/11/03	(648,000)	16.86
6/12/03	(601,600)	16.89
6/13/03	(241,200)	16.84
6/16/03	(217,000)	16.82
6/17/03	(388,000)	17.01
7/15/03	(244,700)	18.82
8/11/03	(355,766)	17.84
8/11/03	20,000	17.84
8/12/03	(1,550,400)	17.92

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Prices per Share do not include brokerage commissions.

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES

BY HIGHFIELDS I DURING THE PAST SIXTY DAYS

Date	Number of Shares Purchased/(Sold)(1)	Price Per Share(2)
8/11/03	(182,563)	17.84

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Prices per Share do not include brokerage commissions.

INFORMATION WITH RESPECT TO TRANSACTIONS

OF SHARES

BY HIGHFIELDS II DURING THE PAST SIXTY DAYS

Date	Number of Shares Purchased/(Sold)(1)	Price Per Share(2)
8/11/03	(394,471)	17.84

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Prices per Share do not include brokerage commissions.